Exhibit 6.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is made and entered into this 28th day of March 2018 (the “Effective Date”) by and between TRANS-HIGH CORPORATION, a New York corporation (“TRANS-HIGH”), and GREEN RUSH DAILY, LLC, a Delaware limited liability corporation (“GREEN RUSH”); SCOTT MCGOVERN, an individual (“McGovern”) and HIGHTIMES HOLDING CORP., a Delaware corporation (“HIGHTIMES” or the “PARENT”). TRANS-HIGH, GREEN RUSH, McGovern and HIGHTIMES are sometimes referred to herein separately as a “Party” and together as the “Parties”. Capitalized terms used herein shall have the meanings ascribed to them in Article I hereof.

RECITALS

WHEREAS, on August 31, 2017 TRANS-HIGH and GREEN RUSH entered into an Online Advertising Sales Representation Agreement (the “Advertising Sales Agreement”) pursuant to which TRANS-HIGH was to provide certain advertising services to GREEN RUSH; and

WHEREAS, each of TRANS-HIGH and GREEN RUSH desires to terminate and rescind ab initio the Advertising Sales Agreement; and

WHEREAS, each of the Parties agrees that it would be in their respective best interests and in the interest of McGovern, as the sole member of GREEEN RUSH for TRANS-HIGH to acquire certain of the assets of GREEN RUSH, in consideration of the issue of shares of Class A Common Stock of HIGHTIMES, all as described below..

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, for themselves and their respective successors and assigns, hereby covenant and agree as follows:

ARTICLE I
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings, applicable both to the singular and the plural forms of the terms described:

“Advertiser Agreements” means have the meaning defined in Article III, Section (j) of this Agreement.

“Agreement” means this Asset Purchase Agreement, together with the schedules hereto, as the same may be amended or supplemented from time to time in accordance with the provisions hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York or California are authorized or required by law to close.

“Effective Date” shall mean December 31, 2017.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

“Purchased Assets” shall have the meaning set forth in Article II, Section (a) of this Agreement.

“Retail Sales” means the sale of Ads for display on the Sites through retail channels.

“Sales Revenues” means the revenues that are derived from Retail Sales and Wholesale Sales.

“Sites” means GREEN RUSH’s Web site located at www.greenrushdaily.com, its subdomains, and any other Web sites agreed upon in writing by the parties.

“Wholesale Sales” means the sale of Ads for display on the Sites through wholesale channels.

Internal References. Unless the context indicates otherwise, references to Articles, Sections and paragraphs shall refer to the corresponding articles, sections and paragraphs in this Agreement.

ARTICLE II
PURCHASE AND SALE OF PURCHASED ASSETS; CONSIDERATION

(a) The Purchased Assets. Effective as of the Effective Date, GREEN RUSH hereby sells, transfers, conveys and assigns (collectively, “Transfers”) to TRANS-HIGH, and TRANS-HIGH hereby agrees to purchase, the following assets and properties of GREEN RUSH: (a) the Sites, domain registrations, trademarks, content and other intellectual property of GREEN RUSH that are listed on Schedule 2.01 annexed hereto, which Schedule 2.01 shall include all access codes, transfer of domain registration, ad ops, and content library (the “Intellectual Property”); (b) the Advertiser Agreements, and (c) all Sales Revenues arising from and after the Effective Date (collectively, the “Purchased Assets”). In such connection, the Parties acknowledge that the Sites and related Intellectual Property were developed by third Person contractors and purchased by GREEN RUSH. The Purchased Assets shall not include any other assets or properties of GREEN RUSH or any employees or other agents of GREEN RUSH. At Closing GREEN RUSH shall execute and deliver to TRANS-HIGH bill of sales, assignments and other documents and instructions as shall reasonably be required to Transfer good and marketable title in and to the Purchased Assets to TRANS-HIGH.

(b) Assumption of Liabilities. Effective as of the Effective Date, TRANS-HIGH shall assume only those liabilities, debts, obligations or claims (the “Liabilities”) that may arise from and after the Effective Date that are directly associated with the Purchased Assets (the “Assumed Liabilities”). Other than the Assumed Liabilities, no other Liabilities are being assumed by TRANS-HIGH hereunder (the “Excluded Liabilities”). In such connection, GREEN RUSH shall pay and discharge all of the Excluded Liabilities and shall indemnify, defend and hold harmless TRANS-HIGH and HIGHTIMES from any Liabilities associated therewith.

(c) Consideration. In addition to its assumption of the Assumed Liabilities, in consideration for the Purchased Assets, as of the Effective Date, HIGHTIMES shall cause to be issued to GREEN RUSH an aggregate of Five Hundred and Seventy Seven Thousand, Six Hundred and Fifty-One (577,651) shares of the Class A Common Stock, $0.001 par value per share, of HIGHTIMES (the “Subject Shares”). In the event that HIGHTIMES consummates its proposed merger with Origo Acquisition Corp., a Cayman Island corporation (“Origo”), the Subject Shares shall be exchanged for Five Hundred and Eighty-Six Thousand, Eight Hundred and Fifty-Four (586,854) shares of common stock of Origo or its successor in interest (the “Origo Shares”); being the number of Origo Shares equal to the result of dividing $6,250,000 by $10.65. In addition to the Subject Shares and any Origo Shares that may be issued in lieu of the Subject Shares, on or before the earlier of (i) the closing date of the merger between HIGHTIMES and Origo or (ii) September 30, 2018 (the “Payment Date”), HIGHTIMES shall cause THC to pay GREEN RUSH the sum of Five Hundred Thousand ($500,000) Dollars in cash by wire transfer of immediately available funds to a bank account designated by GREEN RUSH (the “Cash Amount”).

(d) Cancellation of Advertising Sales Agreement and Stock Purchase Agreement and Refund of Subscription Price. The parties hereto do hereby agree that the Advertising Sales Agreement is hereby cancelled as of the Effective Date of this Agreement. In addition the parties hereto do hereby agree that the stock subscription and purchase agreement, dated as of August 31, 2017 between HIGHTIMES and McGovern pursuant to which McGovern purchased 299,167 shares of HIGHTIMES Class A Common Stock for $299.17 is hereby rescinded and cancelled, ab initio, and HIGHTIMES shall refund the full subscription price to McGovern within one (1) business day of the date of execution of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF GREEN RUSH AND MCGOVERN

GREEN RUSH represents and warrants and, to the best of his knowledge, McGovern represents and warrants to TRANS-HIGH and HIGHTIMES, as follows:

(a) Organization. GREEN RUSH is a Delaware a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. GREEN RUSH is duly licensed or qualified to do business and is in good standing in the State of New York and each other jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary. All limited liability company actions taken by GREEN RUSH in connection with this Agreement and the will be duly authorized on or prior to the Closing.

(b) Power and Authority. GREEN RUSH has all requisite power and authority to execute and deliver this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. GREEN RUSH has obtained all necessary approvals for the execution and delivery of this Agreement, the performance of his obligations hereunder, and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by GREEN RUSH and (assuming due authorization, execution and delivery by TRANS-HIGH) constitutes GREEN RUSH’s legal, valid and binding obligation, enforceable against GREEN RUSH in accordance with its terms. McGovern is the sole member of GREEN RUSH.

(c) Intentionally Omitted.

(d) Intentionally Omitted.

(e) No Conflict. The execution, delivery and performance by GREEN RUSH of this Agreement does not conflict with, violate or result in the breach of, or create any encumbrance on the Membership Interests pursuant to, any agreement, instrument, order, judgment, decree, law or governmental regulation to which GREEN RUSH is a party or is subject or by which the Membership Interests are bound.

(f) No Consents or Approvals. No governmental, administrative or other third-party consents or approvals are required by or with respect to GREEN RUSH in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(g) No Actions. There are no actions, suits, claims, investigations or other legal proceedings (collectively, “Legal Proceedings”) pending or, to the knowledge of GREEN RUSH, threatened against or by GREEN RUSH, including Legal Proceedings that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(h) Liabilities. GREEN RUSH has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except (i) those which are adequately reflected or reserved against in the GREEN RUSH financial statements provided to TRANS-HIGH, and (ii) those which have been incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements and which are not, individually or in the aggregate, material in amount.

(i) Absence of Certain Changes. Since the date of the most recent financial statements, there has been no material adverse change with respect to GREEN RUSH, its assets, financial condition, or results of operation, including without limitation, its relationships with customers and suppliers, except for changes reflected in the financial statements.

(j) Advertiser Agreements. GREENRUSH has provided TRANS-HIGH with true and complete copies of all advertising agreement between advertisers and GREEN RUSH (the “Advertiser Agreements”). All such Advertiser Agreements are in full force and effect and are enforceable in accordance with their respective terms. GREEN RUSH is not in material breach of or in default under, and, to the knowledge of GREEN RUSH and GREEN RUSH, no other party to any such Material Agreement is in breach of or in default under any such Material Agreement, nor has any event occurred that, upon notice or the lapse of time, or both, would constitute such a breach or default. GREEN RUSH has not received any notice, and has no reason to believe, that any of its material advertisers has ceased, or intends to cease after the Closing, to advertise on the Sites operated by GREEN RUSH. GREEN RUSH has provided TRANS-HIGH with a complete list of all advertisers as of December 31, 2017 on the Sites.

(k) Compliance with Laws; Permits. GREEN RUSH has complied, and is now complying in all material respects, with all laws applicable to it or its business, properties or assets. All permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from governmental authorities required for GREEN RUSH to conduct its business (“Permits”) have been obtained by GREEN RUSH and are valid and in full force and effect. All material fees and charges with respect to such Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

(l) Brokers. All Parties agree and no broker or finder is entitled to a brokerage, finder’s or other consulting fee or commission from GREEN RUSH in connection with the transaction contemplated by this Agreement.

(m) No Additional Representations. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT, GREEN RUSH EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF COMPANY OR ITS ASSETS, AND GREEN RUSH AND COMPANY EACH SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH PURCHASED ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND TRANS-HIGH SHALL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TRANS-HIGH AND HIGHTIMES

TRANS-HIGH and HIGHTIMES (collectively, the “HIGHTIMES GROUP”) hereby jointly and severally represents and warrants to GREEN RUSH that:

(a) Organization, Good Standing and Qualification. TRANS-HIGH is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and HIGHTIMES is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has full corporate power and authority to own and use its properties and its assets and conduct its business as currently conducted. The HIGHTIMES GROUP is not in violation of any of the provisions of their respective articles of incorporation, by-laws or other organizational or charter documents, including, but not limited to the Charter Documents (as defined below). The HIGHTIMES GROUP is duly qualified to conduct business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not result in a direct and/or indirect (i) material adverse effect on the legality, validity or enforceability of any of the Subject Shares and/or this Agreement, (ii) material adverse effect on the results of operations, assets, business, condition (financial and other) or prospects of the HIGHTIMES GROUP, or (iii) material adverse effect on the HIGHTIMES GROUP’s ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a “Material Adverse Effect”).

(b) Capitalization. Capitalization and Ownership of HIGHTIMES. As at the date of this Agreement HIGHTIMES owns 100% of the shares of capital stock of TRANS-HIGH. HIGHTIMES is authorized to issue an aggregate of 55,000,000 shares of its capital stock, $0.0001 par value per share, of which (i) 50,000,000 shares are designated as common stock, with 40,000,000 shares designated as Class A voting common stock (“Class A Common Stock”) and 10,000,000 shares designated as Class B non-voting common stock (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”), and (ii) 5,000,000 shares designated as preferred stock (the “Preferred Stock”) which may be issued in one or more series containing such rights, preferences and privileges as the board of directors of the HIGHTIMES GROUP may, from time to time, designate. As at the date of this Agreement, an aggregate of 20,061,265 shares of Class A Common Stock are issued and outstanding, and no shares of Class B Common Stock have been issued. The Subject Shares, when issued, will be duly authorized validly issued, fully paid and nonassessable, free and clear of all pledges, liens, encumbrances and other restrictions (other than those arising under federal or state securities laws as a result of the issuance of the Subject Shares). The Origo Shares, if issued, will be duly authorized validly issued, fully paid and nonassessable, free and clear of all pledges, liens, encumbrances and other restrictions (other than those arising under federal or state securities laws as a result of the issuance of the Origo Shares). The issue and sale of the Subject Shares or the issuance of the Origo Shares will not result in a right of any holder of HIGHTIMES GROUP securities to adjust the exercise, exchange or reset price under such securities or give rise to any preemptive rights, rights of first refusal or other similar rights. HIGHTIMES GROUP has each made available to GREEN RUSH true and correct copies of its Certificate of Incorporation, and as in effect on the date hereof (the “Certificate of Incorporation”), and its By-laws, as in effect on the date hereof (the “By-laws”).

(c) Authorization; Enforceability. Each member of the HIGHTIMES GROUP has all corporate right, power and authority to enter into, execute and deliver this Agreement and each other agreement, document, instrument and certificate to be executed by the HIGHTIMES GROUP in connection with the consummation of the transactions contemplated hereby, including, but not limited to this Agreement and to perform fully its obligations hereunder and thereunder. All corporate action on the part of the HIGHTIMES GROUP, its directors and stockholders necessary for the authorization execution, delivery and performance of this Agreement by the HIGHTIMES GROUP has been taken. This Agreement has been duly executed and delivered by the HIGHTIMES GROUP and each constitutes a legal, valid and binding obligation of the HIGHTIMES GROUP, enforceable against the HIGHTIMES GROUP in accordance with its respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy.

(d) No Conflict; Governmental Consents.

(i) The execution and delivery by the HIGHTIMES GROUP of this Agreement, the issuance and sale of the Subject Shares and the consummation of the other transactions contemplated hereby or thereby do not and will not (i) result in the violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the HIGHTIMES GROUP is bound including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect, (ii) conflict with or violate any provision of the HIGHTIMES GROUP’s Certificate of Incorporation (the “Certificate”), as amended or the Bylaws, (and collectively with the Certificate, the “Charter Documents”) of the HIGHTIMES GROUP, and (iii) conflict with, or result in a material breach or violation of, any of the terms or provisions of, or constitute (with or without due notice or lapse of time or both) a default or give to others any rights of termination, amendment, acceleration or cancellation (with or without due notice, lapse of time or both) under any agreement, credit facility, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the HIGHTIMES GROUP is a party or by which any of them is bound or to which any of their respective properties or assets is subject, nor result in the creation or imposition of any Liens upon any of the properties or assets of the HIGHTIMES GROUP.

(ii) No approval by the holders of HIGHTIMES GROUP Common Stock, or other equity securities of HIGHTIMES GROUP is required to be obtained by HIGHTIMES GROUP in connection with the authorization, execution, delivery and performance of this Agreement or in connection with the authorization, issue and sale of the Subject Shares except as has been previously obtained.

(iii) No consent, approval, authorization or other order of any governmental authority or any other person is required to be obtained by the HIGHTIMES GROUP in connection with the authorization, execution, delivery and performance of this Agreement or in connection with the authorization, issue and sale of the Subject Shares and, upon issuance, the Subject Shares.

(e) Litigation. THE HIGHTIMES GROUP knows of no pending or threatened legal or governmental proceedings against the HIGHTIMES GROUP which could materially adversely affect the business, property, financial condition or operations of the HIGHTIMES GROUP or which materially and adversely questions the validity of this Agreement or the right of the HIGHTIMES GROUP to enter into this Agreement, or to perform its obligations hereunder and thereunder. The HIGHTIMES GROUP is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which could materially adversely affect the business, property, financial condition or operations of the HIGHTIMES GROUP. There is no action, suit, proceeding or investigation by the HIGHTIMES GROUP currently pending in any court or before any arbitrator or that the HIGHTIMES GROUP intends to initiate that could have a material adverse effect on the assets, businesses or properties of the HIGHTIMES GROUP.

(f) Compliance. HIGHTIMES is not: (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the HIGHTIMES), nor has HIGHTIMES received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters.

(g) Reg A+ Offering Circular and Origo Merger. HIGHTIMES has filed with the SEC on a confidential basis a Form 1-A and a related Regulation A+ Offering Circular (the “Reg A Offering”) which has been qualified by the SEC, an no stop order has been entered by the SEC with respect thereto. As disclosed to McGovern, HIGHTIMES has entered into an agreement and plan of merger with Origo (the “Origo Merger Agreement”) and Origo is responding to comments from the SEC and Nasdaq with respect to Origo’s Form S-4 Proxy and Registration Statement filed with the SEC.

(h) Disclosure. The information set forth in this Agreement as of the date hereof contains no untrue statement of a material fact nor omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(i) Investment Company. HIGHTIMES is not, and upon completion of the Reg A Offering, it will not be, an “investment company” within the meaning of such term under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(j) Brokers. Neither the HIGHTIMES GROUP nor any of the HIGHTIMES GROUP's officers, directors, employees or stockholders has employed or engaged any broker or finder in connection with the transactions contemplated by this Agreement and no fee or other compensation is or will be due and owing to any broker, finder, underwriter, placement agent or similar person in connection with the transactions contemplated by this Agreement. THE HIGHTIMES GROUP is not party to any agreement, arrangement or understanding whereby any person has an exclusive right to raise funds and/or place or purchase any debt or equity securities for or on behalf of the HIGHTIMES GROUP.

ARTICLE V

CERTAIN ADDITIONAL COVENANTS OF GREEN RUSH AND MCGOVERN

(a) Non-Solicitation. McGovern acknowledges that in the course of his employment with TRANS-HIGH, McGovern will serve as a member of its management and will become familiar with HIGHTIMES and TRANS-HIGH trade secrets and with other confidential and proprietary information and that McGovern’s services will be of special, unique and extraordinary value to HIGH TIMES and TRANS-HIGH. Therefore, in consideration of the payment of the Consideration set forth in Section 2 above, McGovern and the Company each agree that during the term of his employment, and for a period of twenty-four (24) months following the termination of his employment with TRANS-HIGH for any reason, nether McGovern, nor the Company or any Affiliate of McGovern shall:

(i) solicit individuals who are presently or may become employees of HIGHTIMES, TRANS-HIGH or any other direct or indirect subsidiary of HIGHTIMES (collectively, with TRANS-HIGH, the “Hightimes Subsidiaries”), to be employees of any other business, other than through general advertising not targeted against any member of the Hightimes Group;

(ii) directly or indirectly induce or attempt to induce any employee of the Hightimes Group to leave the employment of Hightimes Group, or in any way interfere with the relationship between the Hightimes Group and any employee thereof; or

(iii) induce or attempt to induce any customer, supplier, licensee or other business relation of the Hightimes group, to cease doing business with, or modify its business relationship with, the Hightimes Group, or in any way interfere with or hinder the relationship between any such customer, supplier, licensee or business relation and the Hightimes Group.

(b) Non-Competition. In consideration of the payment of the Consideration set forth in Section 2 above, McGovern and the Company each agree that during the term of his employment with TRANS-HIGH, and for a period of twelve (12) months following the termination of his employment with TRANS-HIGH for any reason (the “Restricted Period”), nether McGovern, nor the Company or any Affiliate of McGovern, without the prior written consent of the HIGHTIMES, shall own any equity interest in, be employed by, or act as a consultant to, any corporation, partnership, limited liability company or other entity (each, an “Entity”) that is engaged in competition with the Business of the Hightimes Group (as the term “Business” is defined below), except that the McGovern may be employed by, or act as a consultant to, any corporation, partnership, limited liability company or other entity that has been specifically approved by the Board in accordance with the provisions of his employment agreement with TRANS-HIGH. The provisions of this paragraph shall not apply to any Entity in which the net revenues of the competing Business in the fiscal year immediately preceding the acquisition did not exceed five (5%) percent of the aggregate net revenues of the Business of the Hightimes Group. In addition, the provisions of this Section shall not apply to any (i) non-profit and corporate boards and committees or (ii) any industry associations, either of which may be for an Entity in the same Business as the Hightimes Group. For purposes of this paragraph, the term “Business” shall mean and be limited to (i) the production and sale of one or more print and digital publications, (ii) the establishment and production of seminars, conferences or events, and (iii) other e-commerce initiatives and licensing of the “High Times”® brand, including the development of an e-commerce store offering clothing and other products; in each case, associated with cannabis or dedicated primarily to cannabis and the cannabis culture. Notwithstanding the foregoing, in the event McGovern’s employment terminates in accordance with Section 7.2 of the amended and restated employment agreement, dated on even date herewith or GREEN RUSH has the right and exercises its Repurchase Right in accordance with Article VI(c) below, beginning on such respective date of the event set forth above, this Article V(b) shall be null and void and have no further force or effect.

(c) McGovern and the Company each agree that a violation or threatened violation of any of the provisions of this Article V shall cause immediate and irreparable harm to the Hightimes Group and that the damage to the Hightimes Group will be difficult or impossible to calculate with precision. Therefore, in the event the Seller or any Seller Affiliate violates the provisions of this Article V8, an injunction restraining McGovern, the Company or any McGovern Affiliate from such violation may be obtained by any one or more member of the Hightimes Group in addition to any other relief then available to the aggrieved party or parties. If, at the time of enforcement of any provision of this Article V, a court shall hold that the duration, scope or other restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or other restrictions reasonable under such circumstances shall be substituted for the stated duration, scope or other restrictions and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and other restrictions permitted by law; provided, however, that the substituted period shall not exceed the period contemplated by this Agreement.

ARTICLE VI
INDEMNIFICATION AND LIMITATION OF LIABILITY; REPURCHASE RIGHT; WAIVER AND RELEASE

(a) Indemnification. Each of GREEN RUSH and McGovern, on one hand, and TRANS-HIGH and HIGHTIMES, on the other hand (each, an “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other Party or Parties and its directors, officers, agents and employees (each an “Indemnified Person”) from and against any loss, cost or damage (collectively, “Losses”) related to, and to reimburse each Indemnified Person for all reasonable expenses (including, without limitation, attorneys' fees) as they are incurred in connection with pursuing or defending any third-party claim, action or proceeding (collectively, “Actions”) arising out of or relating to the Indemnifying Party’s material breach of a representation and warranty or the or willful misconduct in performing or failing to perform the Indemnifying Party’s obligations under this Agreement or breach of this Agreement. In addition to and not in lieu of the foregoing, GREEN RUSH and McGovern shall indemnify, defend and hold harmless each of TRANS-HIGH and HIGHTIMES and their respective directors, officers, agents and employees for any Losses incurred in connection with any Excluded Liabilities, and TRANS-HIGH and HIGHTIMES shall indemnify, defend and hold harmless each of GREEN RUSH and McGovern and their respective directors, officers, agents and employees for any Losses incurred in connection with any Assumed Liabilities.

(b) Limitation of Liability. An Indemnifying Party shall only be obligated to indemnify any Indemnified Persons for Losses that equal or exceed $25,000 and then only with respect to such excess. In addition, except for acts or omissions constituting common law fraud, the maximum liability of any Indemnifying Party to indemnify any Indemnified Persons for Losses incurred under this Article V shall not exceed $2,500,000. EXCEPT FOR THIRD-PARTY CLAIMS UNDER ANY INDEMNITY PROVISION HEREIN, IN NO EVENT SHALL ANY PARTY, WHETHER, TRANS-HIGH, HIGHTIMES, MCGOVERN OR GREEN RUSH BE LIABLE FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(c) Repurchase Right; Indemnification and Waiver; Defense of Regulatory Actions.

(i) In the event that, by (A) September 30, 2018 or the Payment Date, as applicable, Green Rush does not receive the $500,000 cash payment and/or (B) a “Public Listing” (as herein defined) has not occurred by September 30, 2018, McGovern shall then have the right, upon giving TRANS-HIGH not less than sixty (60) days prior written notice, to cause GREEN RUSH to repurchase the GREEN RUSH Assets in consideration for returning to HIGHTIMES all, and not less than all, of the Subject Shares (the “Repurchase Right”). As used herein, the term “Public Listing” shall mean either (x) the transactions contemplated by the Origo Merger Agreement, including the merger with Origo, shall have been consummated, or (y) Hightimes Class A common stock shall trade on Nasdaq or another national securities exchange or is quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Stock Exchange. In the event McGovern shall have the right and shall exercise such Repurchase Right, and in addition to the Indemnification obligations set forth in this Article V, TRANS-HIGH agrees to:

(A) release McGovern, GREEN RUSH and its officers, agents and employees, from any actions, cause of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, arising out of, related to, or caused by TRAN-HIGH’S use of the Purchased Assets; and

(B) indemnify, defend and hold harmless McGovern, GREEN RUSH and its directors, officers, agents and employees, from and against any loss, cost or damage related to, and to reimburse each of them for all reasonable expenses (including, without limitation, attorneys' fees) as they are incurred in connection with pursuing or defending any third-party claim, action or proceeding arising out of or relating to any violation of state or federal law, rule, statute, order, or otherwise (a “Regulatory Action”), arising out of, related to, or caused by Trans-High’s TRAN-HIGH’S use of the Purchased Assets.

(ii) In addition, if any Party to this Agreement or their directors, officers, agents and employees become aware of any (A) notice of violation of any state or federal law, rule, statute, order, or otherwise relating to any Party or the operation of the business of such Party (a “Notice of Violation”), or (B) a Regulatory Action, they shall promptly notify the other Parties of all details regarding such Notice of Violation or Regulatory Action that is reasonably available to them. The Indemnifying Party accused of a violation or regulatory action specified in the Notice of Violation shall have the right, at its sole expense, but not the obligation, to defend any such Notice of Violation or Regulatory Action (and to compromise or settle such Notice of Violation or Regulatory Action). The Indemnified Persons shall also have the sole and exclusive right to select counsel for such Notice of Violation or Regulatory Action. Notwithstanding anything to the foregoing, the Parties shall consult with each other on all material aspects of the defense of any such matter, and shall reasonably cooperate with each other in all such actions or proceedings.

ARTICLE VII
MISCELLANEOUS

(a) Confidentiality. Neither Party (each, a “Receiving Party”), along with its directors, officers, employees, agents, advisors, subcontractors, independent contractors, subsidiaries, and affiliates (collectively its “Representatives”) shall, during the term hereof and for a period of two (2) years thereafter, without the other party’s (each, a “Disclosing Party”) prior written approval in each instance not to be unreasonably withheld, disclose or otherwise make available to any other person or entity (whether acquired on the Effective Date or during the continuance of this Agreement) any information relating to the Disclosing Party's business plans, products, advertising, innovations, fees, advertising or product concepts, customers, technology, computer software, computer systems, marketing methods, sales margins, cost of goods, cost of materials, capital structure, operating results, or other business affairs, or any other proprietary or confidential information of the Disclosing Party (the “Confidential Information”). The foregoing shall not apply to Confidential Information which: (i) is or becomes known to the general public (other than as a result of the disclosure, directly or indirectly, by the Receiving Party or its Representative); (ii) was or is made available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or any affiliate, provided that such source is not, and was not, to the Receiving Party’s actual knowledge, bound by a confidentiality agreement with the Disclosing Party or any affiliate or otherwise prohibited from transmitting such information by contract, legal or fiduciary obligation to the Disclosing Party, any affiliate, or any third party; or (iii) is required to be disclosed by law, provided the Receiving Party gives Disclosing Party notice and an opportunity to seek an appropriate protective order at its own expense. It is understood that the information required to be held in confidence as herein provided may be disclosed by the Receiving Party only to Representatives who need to know such Confidential Information for the purposes of fulfilling its obligations hereunder. Such Representatives, prior to any such disclosure, shall be informed of the confidential nature of such Confidential Information, and shall agree in writing to be bound by the terms hereof. The confidentiality provisions set forth herein shall also apply separately to each subcontractor or independent contractor selected by either Party, and such Party shall be responsible for informing any such subcontractor of any confidential and proprietary information included in any work subcontracted for hereunder. Each Party shall have such person agree to be bound in writing by confidentiality terms no less stringent than those set forth herein.

(b) All Confidential Information furnished to the Receiving Party by the Disclosing Party or any third party at the request of the Disclosing Party shall be and remain the property of the Disclosing Party. All copies of such Confidential Information in written, graphic, or other tangible form shall be returned to the Disclosing Party at any time upon the advance written request of the Disclosing Party or upon the termination of this Agreement for any reason whatsoever, subject to the terms hereof.

(c) Entire Agreement. This Agreement (including the schedules constituting a part of this Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

(d) Information. Subject to applicable law and privileges, each Party hereto covenants with and agrees to provide to the other Party all information regarding itself and transactions under this Agreement that the other Party reasonably believes is required to comply with all applicable federal, state, county and local laws, ordinances, regulations and codes, including, but not limited to, securities laws and regulations.

(e) Notices. Any notice, instruction, direction or demand under the terms of this Agreement required to be in writing shall be duly given upon delivery, if delivered by hand, facsimile transmission or mail (with postage prepaid), to the following addresses:

If to HIGHTIMES or
TRANS-HIGH, to:	Hightimes Holding Corp.
Trans-High Corporation
5514 Wilshire Boulevard
Los Angeles, CA 90036
Attn: Adam E. Levin, CEO
Tel: 310-774-0100
Email: adam@hightimes.com

If to GREEN RUSH or
McGovern, to:	Green Rush Daily, Inc.
119 W. 24th Street, 2nd Floor
New York, NY 100011
Tel: 973-841-0818
Email: scott@greenrushdaily.com

or to such other addresses or facsimile numbers as may be specified by like notice to the other Party. Any notice involving non-performance, termination or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, via certified mail, return receipt requested. All other notices may also be sent by facsimile, confirmed by first class mail. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by facsimile or similar electronic transmission method; one working day after it is sent, if sent by recognized overnight courier; and three (3) days after it is postmarked, if mailed first class mail or certified mail, return receipt requested, with postage prepaid.

(f) Governing Law. This Agreement shall be construed in accordance with and shall be governed by the laws of the State of New York (without giving effect to the conflicts of laws provisions thereof).

(g) Submission to Jurisdiction; WAIVER OF JURY TRIAL. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in the City of New York, New York (and any appellate court thereof), in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT.

(h) Severability. If any terms or other provision of this Agreement or the schedules hereto shall be determined by a court, administrative agency or arbitrator to be invalid, illegal or unenforceable, such invalidity or unenforceability shall not render the entire Agreement invalid. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

(i) Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Person. No such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any Liability (or otherwise) against either Party hereto.

(j) Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the Parties hereto.

(k) Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement.

(l) Authority. Each of the Parties represent to the other Party that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other actions, (c) it has duly and validly executed and delivered this Agreement and (d) this Agreement is its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general equity principles.

(m) Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Except as otherwise expressly provided in this Agreement, neither Party may assign this Agreement or any rights or obligations hereunder, without the prior written consent of the other party, and any such assignment shall be void; provided that either Party may assign this Agreement to a successor entity in conjunction with such Party's reincorporation in another jurisdiction or into another business form.

(n) Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of either party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

(o) Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

Signature page follows

Execution Copy

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their duly authorized representatives.

For:	TRANS-HIGH CORPORATION

By:	/s/ Adam E. Levin	Dated:	March 28, 2018
Name:	Adam E. Levin
Title:	Chief Executive Officer

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin	Dated:	March 28, 2018
Name:	Adam E. Levin
Title:	Chief Executive Officer

For:	GREEN RUSH DAILY, INC.

By:	/s/ Scott McGovern	Dated:	March 28, 2018
Name:	Scott McGovern
Title:	Managing Member

/s/ Scott McGovern		Dated:	March 28, 2018
SCOTT McGOVERN